Exhibit 99.1

ASUR Announces Total Passenger Traffic for April 2023

Passenger traffic increased year-on-year by 9.8% in Mexico and 6.5% in Puerto Rico, and decreased 18.2% in Colombia

MEXICO CITY, May 8, 2023 /PRNewswire/ -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that passenger traffic for April 2023 reached a total of 5.7 million passengers, 2.7% above the levels reported in April 2022.

Passenger traffic increased year-on-year by 9.8% in Mexico and 6.5% in Puerto Rico, while it decreased 18.2% in Colombia. The growth of passenger traffic in Mexico and Puerto Rico was mainly driven by increases in domestic traffic of 16.8% and 3.0%, respectively and in international traffic of 4.2% and 49.9%, respectively. Traffic in Colombia was negatively impacted by the suspension of operations of two local airlines in March 2023.

This announcement reflects comparisons between the periods April 1 through April 30, 2023 and 2022. Transit and general aviation passengers are excluded from traffic measures in Mexico and Colombia.

Passenger Traffic Summary
	April		% Chg	Year to date		% Chg
	2022	2023		2022	2023
Mexico	3,370,877	3,702,142	9.8	12,391,631	14,775,433	19.2
Domestic Traffic	1,508,670	1,761,767	16.8	5,254,358	6,545,955	24.6
International Traffic	1,862,207	1,940,375	4.2	7,137,273	8,229,478	15.3
San Juan, Puerto Rico	888,029	945,802	6.5	3,278,748	3,852,840	17.5
Domestic Traffic	821,712	846,406	3.0	3,034,726	3,488,335	14.9
International Traffic	66,317	99,396	49.9	244,022	364,505	49.4
Colombia	1,325,196	1,084,201	(18.2)	4,897,169	4,969,518	1.5
Domestic Traffic	1,107,002	871,899	(21.2)	4,158,344	4,048,054	(2.7)
International Traffic	218,194	212,302	(2.7)	738,825	921,464	24.7
Total Traffic	5,584,102	5,732,145	2.7	20,567,548	23,597,791	14.7
Domestic Traffic	3,437,384	3,480,072	1.2	12,447,428	14,082,344	13.1
International Traffic	2,146,718	2,252,073	4.9	8,120,120	9,515,447	17.2

Mexico Passenger Traffic
		April		% Chg	Year to date		% Chg
		2022	2023		2022	2023
Domestic Traffic		1,508,670	1,761,767	16.8	5,254,358	6,545,955	24.6
CUN	Cancun	853,177	992,922	16.4	2,934,824	3,589,402	22.3
CZM	Cozumel	10,246	14,194	38.5	54,392	46,235	(15.0)
HUX	Huatulco	80,172	74,711	(6.8)	273,127	289,883	6.1
MID	Merida	219,738	279,838	27.4	766,405	1,089,158	42.1
MTT	Minatitlan	8,775	10,887	24.1	29,071	36,219	24.6
OAX	Oaxaca	85,631	116,725	36.3	321,840	450,551	40.0
TAP	Tapachula	43,773	41,099	(6.1)	152,242	164,622	8.1
VER	Veracruz	103,743	126,081	21.5	369,989	464,227	25.5
VSA	Villahermosa	103,415	105,310	1.8	352,468	415,658	17.9
International Traffic		1,862,207	1,940,375	4.2	7,137,273	8,229,478	15.3
CUN	Cancun	1,764,137	1,832,472	3.9	6,724,436	7,720,690	14.8
CZM	Cozumel	39,156	39,478	0.8	171,438	197,681	15.3
HUX	Huatulco	9,836	13,928	41.6	52,169	71,290	36.7
MID	Merida	22,593	27,638	22.3	82,261	120,379	46.3
MTT	Minatitlan	598	602	0.7	3,556	2,655	(25.3)
OAX	Oaxaca	15,161	15,032	(0.9)	61,796	70,102	13.4
TAP	Tapachula	990	1,338	35.2	4,234	7,025	65.9
VER	Veracruz	7,188	7,654	6.5	28,360	30,824	8.7
VSA	Villahermosa	2,548	2,233	(12.4)	9,023	8,832	(2.1)
Traffic Total Mexico		3,370,877	3,702,142	9.8	12,391,631	14,775,433	19.2
CUN	Cancun	2,617,314	2,825,394	8.0	9,659,260	11,310,092	17.1
CZM	Cozumel	49,402	53,672	8.6	225,830	243,916	8.0
HUX	Huatulco	90,008	88,639	(1.5)	325,296	361,173	11.0
MID	Merida	242,331	307,476	26.9	848,666	1,209,537	42.5
MTT	Minatitlan	9,373	11,489	22.6	32,627	38,874	19.1
OAX	Oaxaca	100,792	131,757	30.7	383,636	520,653	35.7
TAP	Tapachula	44,763	42,437	(5.2)	156,476	171,647	9.7
VER	Veracruz	110,931	133,735	20.6	398,349	495,051	24.3
VSA	Villahermosa	105,963	107,543	1.5	361,491	424,490	17.4

Us Passenger Traffic, San Juan Airport (LMM)
	April		% Chg	Year to date		% Chg
	2022	2023		2022	2023
SJU Total	888,029	945,802	6.5	3,278,748	3,852,840	17.5
Domestic Traffic	821,712	846,406	3.0	3,034,726	3,488,335	14.9
International Traffic	66,317	99,396	49.9	244,022	364,505	49.4

Colombia Passenger Traffic Airplan
		April		% Chg	Year to date		% Chg
		2022	2023		2022	2023
Domestic Traffic		1,107,002	871,899	(21.2)	4,158,344	4,048,054	(2.7)
MDE	Rionegro	823,089	643,596	(21.8)	3,053,575	3,044,650	(0.3)
EOH	Medellin	97,933	93,347	(4.7)	384,453	368,733	(4.1)
MTR	Monteria	128,509	90,096	(29.9)	499,764	449,536	(10.1)
APO	Carepa	21,992	16,207	(26.3)	85,755	65,838	(23.2)
UIB	Quibdo	27,891	26,722	(4.2)	112,034	110,992	(0.9)
CZU	Corozal	7,588	1,931	(74.6)	22,763	8,305	(63.5)
International Traffic		218,194	212,302	(2.7)	738,825	921,464	24.7
MDE	Rionegro	218,194	212,302	(2.7)	738,825	921,464	24.7
EOH	Medellin
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		1,325,196	1,084,201	(18.2)	4,897,169	4,969,518	1.5
MDE	Rionegro	1,041,283	855,898	(17.8)	3,792,400	3,966,114	4.6
EOH	Medellin	97,933	93,347	(4.7)	384,453	368,733	(4.1)
MTR	Monteria	128,509	90,096	(29.9)	499,764	449,536	(10.1)
APO	Carepa	21,992	16,207	(26.3)	85,755	65,838	(23.2)
UIB	Quibdo	27,891	26,722	(4.2)	112,034	110,992	(0.9)
CZU	Corozal	7,588	1,931	(74.6)	22,763	8,305	(63.5)

About ASUR
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan's Airport is the island's primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx.

Contacts: ASUR, Lic. Adolfo Castro, +52-55-5284-0408, acastro@asur.com.mx; InspIR Group, Susan Borinelli, +1-646-330-5907, susan@inspirgroup.com